20 July 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 13 July 2026 to 17 July 2026 it purchased through ABN AMRO Bank N.V. a total of 1,348,055 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	ABN AMRO Bank N.V.
Intermediary Code:	ABNANL2A
Time zone:	CEST
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
13/07/2026	272,268	2,473	2,406	2434.6435
14/07/2026	273,857	2,469	2,370	2420.5243
15/07/2026	272,720	2,513	2,405	2460.4105
16/07/2026	266,954	2,499	2,427	2475.4956
17/07/2026	262,256	2,562	2,483	2519.8540

Following the settlement of the above transactions, RELX PLC holds 76,871,994 ordinary shares in treasury, and has 1,751,626,999 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 72,764,122 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/1496M_1-2026-7-13.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66